EXHIBIT D-3

RECENT DEVELOPMENTS

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2011 on Form 18-K filed with the SEC on August 17, 2012, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2011, as amended from time to time, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2011.

GENERAL

Turkey’s economy was impacted by the 2008-2009 global financial crisis but has been recovering from such crisis since the last quarter of 2009. Turkey’s GDP increased by 1.6% in the third quarter of 2012 as compared to the same respective quarter of 2011. Turkey’s GDP increased by 8.5% in 2011, as compared to 2010. See “Recent Developments — Key Economic Indicators”.

From January 4, 2012 to January 4, 2013, the Istanbul Stock Exchange National 100 Index increased by 50.77%.

As of December 26, 2012, approximately 147,107 Syrian refugees are in Turkey. On December 4, 2012, NATO approved the deployment of Patriot anti-missile batteries on Turkey’s border with Syria, which will be used to protect the Turkish border. The six battery units are scheduled to be operational by the end of January.

On September 7, 2012, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an International Monetary Fund (“IMF”) staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On November 16, 2012, the Executive Board of the International Monetary Fund (IMF) concluded the Article IV consultation with Turkey and on November 20, 2012 the IMF released the Executive Board assessment. The assessment states that growth has become more balanced, as domestic demand and imports decelerated due to tighter monetary and macro-prudential policies implemented in 2011, while exports continue to perform well due to successful diversification towards new markets. The directors noted that the outlook is clouded by external uncertainties, and that Turkey remains vulnerable to shifts in market sentiment, given the country’s large external financing needs. The directors also noted that policy priorities need to remain geared toward a continued unwinding of imbalances and that raising domestic savings and enhancing the economy’s potential are important objectives over the medium term.

On December 6, 2012, the Assembly approved the new Turkish Capital Markets Law (Law No. 6362). Law No. 6362 was published in the Official Gazette on December 30, 2012 (No. 28513) and became effective on the same date. Law No. 6362 provides for, in part, punishment for “those who provide untruthful, wrong or misleading information, start rumors, or provide news, commentary, or prepare reports with the intention of influencing prices, values of capital markets instruments or investor decisions.”

POLITICAL CONDITIONS

The Justice and Development Party (the “AKP”) won the latest general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. The following table sets forth the composition of the Assembly by total number of seats as of January 7, 2013:

Political Party	Number of Seats
Justice and Development Party (AKP)	326
Republican People’s Party (CHP)	135
Nationalist Action Party (MHP)	51
Peace and Democracy Party (BDP)	29
Independents	7
Participatory Democracy Party (KADEP)	1

Source: The Grand National Assembly of Turkey

KEY ECONOMIC INDICATORS

The following tables set forth increases or decreases in GDP and GDP by economic sector (at constant prices) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual
2011	12.1%	9.1%	8.4%	5.0%	8.5%
2012	3.3%	2.9%	1.6%

GDP by Economic Sector		2011 Q3	2011 Q4	2012 Q1	2012 Q2	2012Q3
1.	Agriculture, hunting and forestry	15.2	8.3	4.2	7.1	15.4
2.	Fishing	0.1	0.5	0.2	0.2	0.1
3.	Mining and quarrying	0.8	0.7	0.6	0.7	0.8
4.	Manufacturing	21.9	24.3	26.2	26.0	21.8
5.	Electricity, gas and water supply	1.9	2.5	1.9	2.0	2.0
6.	Construction	5.5	5.9	5.8	5.9	5.5
7.	Wholesale and retail trade	12.1	12.7	13.4	13.4	11.8
8.	Hotels and Restaurants	2.9	1.6	1.4	1.4	2.9
9.	Transport, storage and communication	14.1	15.0	15.4	15.5	14.2
10.	Financial intermediation	11.5	13.3	12.2	11.1	11.4
11.	Ownership and dwelling	4.2	4.5	4.8	4.6	4.2
12.	Real Estate, renting and business activities	2.7	4.2	4.8	3.6	2.8
13.	Public administration and defense; compulsory social security	2.7	3.0	3.1	2.8	2.8
14.	Education	1.6	1.8	2.2	2.0	1.6
15.	Health and social work	1.1	1.1	1.4	1.2	1.1
16.	Other community, social and personnel service activities	1.2	1.5	1.6	1.3	1.2
17.	Private household with employed persons	0.1	0.2	0.2	0.1	0.1
18.	Sectoral Total	99.7	101.0	99.4	98.8	99.8
19.	Financial intermediation services indirectly measured	7.9	9.5	8.2	7.4	7.8
20.	Taxes-Subsidies	8.1	8.5	8.9	8.6	8.1
21.	GDP (In purchasers’ value)	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT

•	For the month of December 2012, CPI increased by 0.38% and PPI decreased by 0.12% as compared to the previous month.

•

The Republic’s annual CPI and PPI increased by 6.16% and 2.45%, respectively, in December 2012 as compared to the same month of the previous year. The Republic’s CPI and PPI were 10.45% and 13.33%, respectively, in the year 2011.

•	The Central Bank set the annual inflation target rates for 2013 at 5%. The following table sets forth the quarterly inflation path and uncertainty band for 2012:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2012:

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

•	On January 4, 2013, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.7800 per U.S. dollar, compared to an exchange buying rate of TL1.8768 per U.S. dollar on January 2, 2012.

•	On December 11, 2012, the Government offered an interest rate of 5.69% for its 21-month Government Bond, compared to an interest rate of 10.09% for its 23-month Government Bond on December 6, 2011.

•	The industrial production index decreased by 5.7% in October 2012 compared to October 2011 (year on year).

•	The following table indicates unemployment figures for 2012:

2012	Unemployment rate	Number of unemployed
January	10.2%	2,664,000
February	10.4%	2,721,000
March	9.9%	2,615,000
April	9%	2,425,000
May	8.2%	2,272,000
June	8.0%	2,226,000
July	9.9%	2,615,000
August	8.8%	2,445,000
September	9.1%	2,539,000

Source: TURKSTAT

•

On December 27, 2012, the Government announced that the minimum wage for both private and public sector workers will increase by 4.1% in the first half of 2013 and by an additional 4.4% in the second half of 2013.

•

As of January 5, 2013, the one-week repo auction rate of the Central Bank was 5.5%, the Central Bank overnight borrowing interest rate was 5.00% and the Central Bank overnight lending interest rate was 9%. The Central Bank’s Monetary Policy Committee (the “MPC”) noted on December 18, 2012 that recent data confirmed that the rebalancing between the domestic and external demand continues as envisaged. The MPC also noted that domestic demand follows a moderate pace, while exports continue to increase despite the weakening global outlook. Overall, aggregate demand conditions support disinflation and current account deficit continues to decline gradually according to the MPC.

TOURISM

In November 2012, the number of foreign visitors visiting the Republic increased approximately 2.21% to 1,631,647 as compared to the same month of 2011. According to the balance of payments presentation, tourism revenues decreased 4.1% in the third quarter of 2012 compared to the same period in the previous year.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In October 2012, the trade balance (according to the balance of payments presentation) posted a deficit of $4.096 billion as compared to a deficit of $6.388 billion in the same period in 2011. In November 2012, total goods imported (c.i.f.)1, including gold imports, increased by 12.5% to approximately $20.986 billion, as compared to approximately $18.649 billion during the same period of 2011. In November 2012, the import of capital goods, which are used in the production of physical capital, increased by approximately 14% over the same period in 2011; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 11.5% over the same period in 2011 and consumption goods increased by approximately 14.5% over the same period of 2011. In November 2012, total goods exported (f.o.b.)2, increased by 24.8% to approximately $13.829 billion, as compared to approximately $11.079 billion during the same period of 2011. In October 2012, the current account produced a deficit of approximately $1.960 billion, as compared to a deficit of approximately $4.501 billion in the same period of 2011. According to the Medium Term Program for the 2011-2013 period, the current account deficit was projected to be $71.7 billion in 2011 and $65.4 in 2012. In January-December 2011, the current account deficit was $77.16 billion.

As of December 21, 2012, total gross international reserves of the Central Bank were approximately $120.646 billion (compared to $88.218 billion as of December 30, 2011), gold reserves were approximately $19.970 billion (compared to $9.888 billion as of December 30, 2011) and the Central Bank gross foreign exchange reserves were approximately $100.676 billion (compared to approximately $78.330 billion as of December 30, 2011).

As of December 21, 2012, the Central Bank held approximately TL7.9 billion in public sector deposits.

PUBLIC FINANCE AND BUDGET

•

During January — November 2012 period, the central government consolidated budget expenditures were approximately TL317.7 billion and central government consolidated budget revenues were approximately TL271.0 billion, compared to a central government consolidated budget expenditure of approximately TL304.3 billion and a consolidated budget revenue of TL272.7 billion during the same period in 2011.

•

During January — November 2012 period, the central government consolidated budget deficit was approximately TL13,334.7 million, compared to a central government consolidated budget surplus of TL438 million during the same period in 2011.

•

During January — November 2012 period, the central government consolidated budget primary surplus reached approximately TL33.3 billion, compared to the central government consolidated budget primary surplus of TL41.4 billion during the same period in 2011.

•

In November 2012, the central government consolidated budget expenditures were approximately TL27.9 billion and central government consolidated budget revenues were approximately TL33.3 billion, compared to a central government consolidated budget expenditure of approximately TL26.8 billion and a central government consolidated budget revenue of TL29 billion during the same month of 2011.

[1]	c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.
[2]	f.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

•

In November 2012, the central government consolidated budget deficit was approximately TL5.4 billion, compared to a central government consolidated budget surplus of TL2.1 billion during the same month of 2011.

•

In November 2012, the central government consolidated budget primary balance produced a surplus of approximately TL8.8 billion, compared to the central government consolidated budget primary surplus of TL5.6 billion during the same month of 2011.

•	The following table sets forth the details of the central government budget for the first eleven months of 2012 and November 2012.

Central Government Budget (Thousand TL)	January – November 2012 (cumulative)	November 2012
Expenditures	317,733,436	27,942,797
1-Excluding Interest	271,012,365	24,478,034
Personnel	80,899,681	7,423,047
Social Security Contributions	13,339,031	1,215,150
Purchase of Goods and Services	26,000,671	3,021,055
Current Transfers	116,305,471	9,084,264
Capital Expenditures	22,987,286	2,796,702
Capital Transfers	3,311,748	362,898
Lending	8,168,477	574,918
Contingencies	0
2-Interest	46,721,071	3,464,763
Revenues	304,398,709	33,362,209
1-General Budget Revenues	294,154,792	32,577,821
Taxes	255,678,336	29,501,593
Property Income	13,434,615	562,794
Grants and Aids and Special Revenues	1,540,171	81,361
Interest, Shares and Fines	20,152,564	2,403,140
Capital Revenues	2,024,987	20,019
Receivable Collections	1,324,119	8,914
2-Special Budget Institutions	8,011,269	661,420
3-Regularity & Supervisory Institutions	2,232,648	122,968
Budget Balance	-13,334,727	5,419,412
Primary Balance	33,386,344	8,884,175

Source: Ministry of Finance

On October 9, 2012, the Government announced a medium term program that covers the period between 2013 and 2015 (the “2013 Medium Term Program”). Under this framework, targets for medium term macroeconomic indicators (for example, GDP growth rates, unemployment rates, current account deficit to GDP, and central government budget deficit to GDP) were announced. Under the 2013 Medium Term Program, the Government announced that GDP is expected to grow by 4.0% in 2013, 5.0% in 2014 and 5.0% in 2015. The primary surplus to GDP ratio is expected to reach 1.2% by 2013, 1.1% by 2014, and 1.2% by 2015. In addition, the central government budget deficit to GDP ratio is expected to be 2.2% in 2013, 2.0% in 2014 and 1.8% in 2015. The current account deficit to GDP ratio is expected to be 7.1% in 2013, 6.9% in 2014 and 6.5% in 2015. The Government also indicated that the unemployment rate is expected to decline to 8.7% in 2015.

PRIVATIZATION

The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S. (“Turk Telekom”), Turk Hava Yollari A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing

Industry Ltd., sugar factories, electricity generators/distributors, Baskent Dogalgaz, bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.

On January 25, 2012, the Privatization Administration announced the sale of 20% of the shares of Kayseri ve Civari Elektrik T.A.Ş. On April 6, 2012, Yonca Enerji Yatirim Danişmanlik submitted the highest bid at $16,050,000. On September 21, 2012, the sale process was completed.

On August 6, 2012, the Privatization Administration announced the tender for the privatization of Akdeniz Elektrik Dağitim A.Ş., Boğaziçi Elektrik Dağitim A.Ş. and Gediz Elektrik Dağitim A.Ş.. Bidding is expected to close on November 6, 2012, November 13, 2012 and November 20, 2012, respectively. The deadline for submitting bids on the Boğaziçi Elektrik Dağitim A.Ş. and Gediz Elektrik tender were extended to November 27, 2012 and to December 4, 2012, respectively. Seven bids were delivered for the tender of Boğaziçi Elektrik Dağitim A.Ş. with Cengiz Kolin Limak Ortak Girişim Grubu submitting the highest bid at $1.9 billion. Four bids were received for the tender of Akdeniz Elektrik Dağitim A.Ş., with Cengiz Kolin Limak Ortak Girişim Grubu submitting the highest bid at $546,000,000. Seven bids were received for the tender of Gediz Elektrik Dağitim A.Ş.. with Elsan-Tumas-Karacay Ortak Girisim Grubu submitting the highest bid at $1.2 billion. Following the evaluation of the tender commission, the Privatization High Council will make a final decision on these privatizations.

On December 18, 2012, the Privatization Administration announced the tender for the privatization of İstanbul Anadolu Yakasi Elektrik Dağitim A.Ş., Toroslar Elektrik Dağitim A.Ş., Dicle Elektrik Dağitim A.Ş., Vangölü Elektrik Dağitim A.Ş.. Bidding is expected to close on February 19, 2013.

On September 13, 2012, the Privatization Administration announced the tender for the privatization of Başkent Doğalgaz Dağitim A.Ş. through a block sale of sales. The deadline for submitting bids is January 18, 2013.

During November 14-16, 2012, the Privatization Administration announced the secondary public offering of 23.92% of the Halkbank shares. According to the IPO results, approximately 4.5 billion TL revenue was expected to be received.

On December 17, 2012, the Privatization Administration announced that a consortium of Koç Holding, Gözde Girişim and Malaysia’s UEM Group Berhad won the tender for the privatization of certain toll roads and bridges with a bid of $5.72 billion. The privatization includes Edirne-İstanbul-Ankara Motorway, the Pozanti-Tarsus-Mersin Motorway, the Tarsus-Adana-Gaziantep Motorway, the Toprakkale-İskenderun Motorway, the Gaziantep-Şanliurfa Motorway, the İzmir-Çeşme Motorway, the İzmir-Aydin Motorway, the İzmir and Ankara Ring Motorway, the Bosphorus Bridge and the Fatih Sultan Mehmet Bridge and the Ring Motorway, along with their respective connecting roads and service facilities, maintenance and operating facilities, fee collection centers and the other production and services facilities and other assets located on such motorways, as well as the construction, maintenance, repairs and operation of these motorways and bridges. These motorways and bridges are expected to be privatized through a transfer of operations rights over a period of 25 years.

BANKING SYSTEM

There have not been any bank takeovers during the recent global financial and economic crisis. The most recent takeover occurred on July 3, 2003 and involved Türkiye Imar Bankasi TAŞ. As of January 4, 2012, the SDIF had taken over 25 private banks since 1994.

Turkey has a relatively strong, well capitalized and profitable banking system. The banking system in Turkey had a capital adequacy ratio3 of 16.86% and a relatively low non-performing loan ratio4 of 2.96% as of October 2012. As of December 21, 2012, the reserve requirement ratios (the “RRRs” and each, an “RRR”) for FX demand deposits, notice deposits and personal current accounts and FX deposits/participation accounts were 11.5% for maturities less than 1 year and 9% for maturities of 1 year and more. In addition, the RRR for other FX liabilities up to 1-year maturity (including 1-year) were 11.5%, for FX liabilities up to 3-year maturity (including 3-year) were 9.5% and for other FX liabilities longer than 3-year maturity were 6%. As of December 21, 2012,

[3]	Regulatory capital/Total risk weighted items
[4]	Gross non-performing loans/Total cash loan

the RRRs for Turkish Lira deposits/participation accounts were between 5% and 11% depending on maturity. Furthermore, RRRs were 11% for Turkish Lira demand deposits, deposits at notice and personal current accounts.

On August 3, 2012, the Central Bank announced certain technical amendments to the Communiqué on Reserve Requirements no. 2005/1 relating to operational processes with respect to reserve requirements. These amendments stipulate that, as is the case with FX reserve requirements, the Turkish lira equivalent of FX reserves maintained for Turkish lira reserve requirements will be calculated by using the exchange rates announced in the Official Gazette on the calculation date; the US dollar reserves held by the Central Bank to maintain Turkish lira reserve requirements will not be less than 50% of total FX reserves; and the carryover limit will be 5%. On September 11, 2012, the Central Bank announced that in order to maintain required reserves consistent with the composition of foreign currency liabilities, banks must maintain their required reserves against their US dollar-denominated liabilities in US dollar only.

In order to narrow the cost differential of maintaining Turkish lira reserve requirements in Turkish lira or in FX, and to enable banks to fully benefit from the new facility to meet their liquidity needs, the upper limit for FX reserves that may be held to maintain Turkish lira reserve requirements, which was raised several times in 2011 and 2012, was raised once again. Effective as of August 17, 2012, the upper limit for FX reserves was raised from 55% to 60%, and the reserve requirement for the additional 5% is maintained in USD and/or euro, and multiplied by a reserve option coefficient of “2”.

The upper limit for gold reserves that may be held to maintain Turkish lira reserve requirements has been raised from 25% to 30%, where the 5% additional tranche will be multiplied by a reserve option coefficient (“ROC”) of “2”. On December 18, 2012, the ROC for all tranches of Turkish Lira reserves held in gold was raised by “0.1” point. On November 20, 2012, with a view to supporting financial stability in the light of the latest developments in global markets, the ROCs for all tranches of FX reserves (except for the first tranche of 40%) and for all tranches of gold reserves have been raised by “0.1” and “0.2” points, respectively, effective as of the calculation period dated November 23, 2012 for FX reserves and December 7, 2012 for gold reserves; and the maintenance period will begin on December 7, 2012 and December 21, 2012, respectively.

DEBT

The Central Government’s total domestic debt stock was approximately TL387.75 billion as of end November 2012, compared to approximately TL366.42 billion as of November 2011. In November 2012, the average maturity of Turkey’s domestic borrowing was 78.1 months, compared 24.3 months in December 2011. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 7.22% in November 2012, compared to 10.14% in November 2011.

On October 31, 2012, the Turkish Treasury announced the Financing Program for 2013. This program was prepared based on the 2013 Medium Term Program and Central Government budget projections. According to the 2013 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL188.6 billion of debt in 2013, of which approximately TL172.1 billion is domestic debt and approximately TL16.5 billion is external debt. The total borrowing target for the Republic in 2013 is approximately TL164.3 billion, of which approximately TL150.6 billion would consist of domestic borrowing and approximately TL13.7 billion would consist of external borrowings. Other sources of funds in 2013 consist of cash primary surplus, revenues from privatization, revenues from land sales, Savings Deposit Insurance Fund transfers, receipts from on-lent and guaranteed debt and use of cash accounts.

The total gross outstanding external debt of the Republic was approximately $326.251 billion (at then-current exchange rates) at the end of the third quarter of 2012. The table below summarizes the gross external debt profile of the Republic.

Gross External Debt Profile (Million $)	2011 Q3	2011 Q4	2012 Q1	2012 Q2	2012 Q3
GROSS EXTERNAL DEBT	314,035	306,551	317,719	322,058	326,251
SHORT TERM	88,524	83,823	89,401	97,851	99,375
Public Sector	7,613	7,013	10,683	12,772	9,762
Central Bank	1,409	1,269	1,282	1,166	1,110
Private Sector	79,502	75,541	77,436	83,913	88,503
LONG TERM	225,511	222,729	227,778	224,207	226,876
Public Sector	87,503	87,086	90,474	90,034	91,315
Central Bank	9,270	8,430	8,419	7,559	6,831
Private Sector	128,738	127,213	128,885	126,614	128,730

Source: Undersecretariat of Treasury

Since January 1, 2012, the Republic has issued the following external debt:

•	$1.5 billion of global notes on January 26, 2012, which mature on September 26, 2022 and have a 6.250% annual interest rate.

•	$1 billion of global notes on February 16, 2012, which mature on September 26, 2022 and have a 6.250% annual interest rate.

•	¥90 billion of Samurai bonds on March 15, 2012 under the Japan Bank for International Cooperation guarantee, which mature on March 15, 2022 and have a 1.470% annual interest rate.

•	$1 billion of global notes on June 26, 2012, which mature on January 14, 2041 and have a 6.000% annual interest rate.

•	$1.5 billion of lease certificates on September 26, 2012, which mature on March 26, 2018 and have a 1.500% annual lease rate (issued through a special purpose vehicle).

•	$1 billion of global notes on December 11, 2012, which mature on January 14, 2041 and have a 6.000% annual interest rate.

INTERNATIONAL RELATIONS

On June 11, 2012, the United States issued a waiver to Turkey from its Iran-related sanctions, effective as of June 28, 2012, for a period of six months. The U.S. State Department said that Turkey, among other countries, had sufficiently reduced its purchases of Iranian oil to be awarded the waiver. The waiver was renewed for a further six months on December 7, 2012. Turkey was Iran’s fifth largest customer in 2011, buying around 200,000 barrels of oil per day, which amounted to 30% of its total imports. Turkey is expected to make further reductions in its reliance on Iranian oil in the coming months.

On October 10, 2012, the Progress Report and Enlargement Strategy of the EU Commission for Turkey was published. The Commission expressed appreciation of the on-going political reforms including efforts made with respect to a new constitution, the Third Judicial Reform Package, establishment of the Ombudsman’s office. The Progress Report also mentions that Turkey is a key country for the EU with its dynamic economy, strategic location and important regional role, the significant intensification in political dialogue with the EU on foreign and security policy, continued strong economic growth, Turkey’s functioning market economy, the progress in its ability to take on the obligations of membership in terms of harmonization with the EU acquis, while reiterating the expectation for “the normalization of Turkey’s bilateral relations” with the Greek Cypriot Administration. While the Progress Report also noted that the expansion of the current account deficit and inflationary pressures point to the return of imbalances in the Turkish economy, overall, the “functioning of market mechanisms has remained intact.”